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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of:  December, 2003

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                        Yes  [  ]       No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                        Yes  [  ]       No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                        Yes  [  ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NEUROCHEM INC.

December 11, 2003
                          By:                 /s/ David Skinner
                             --------------------------------------------------
                                                David Skinner
                                           Director, Legal Affairs,
                                    General Counsel and Corporate Secretary

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[Logo of Neurochem]

NEUROCHEM INC.
7220 Frederick-Banting, suite 100
Saint-Laurent QC  H4S 2A1  Canada


FOR IMMEDIATE RELEASE

                               FRANCESCO BELLINI:
                2003 PERSONALITY OF THE YEAR IN BUSINESS CATEGORY

MONTREAL, CANADA, DECEMBER 10, 2003--Dr. Francesco Bellini, chairman and CEO of Neurochem, has been named Personality of the Year for 2003, in the Business category, by Cyberpresse.ca, a Montreal-based news Website.

Cyberpresse selected Dr. Bellini because the value of Neurochem's shares has more than tripled in the past year, making it the best-performing stock in Quebec this year.

In explaining the choice, Cyberpresse added: "There are several reasons for the strong performance by Neurochem's shares: first, there are the very positive consecutive results in clinical trials of its drug against Alzheimer's disease; then, there was the company's listing on NASDAQ, and lastly, there is Dr. Bellini's reputation. His former company, Biochem Pharma, discovered the AIDS drug, 3TC, in the late 1980s."

Dr. Bellini said he was very proud to receive this honour and insisted that Neurochem owes its success to its management team and employees. "Without a good business strategy based on the talents of all of our staff, our company could not have distinguished itself as it is now doing," he said.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) has completed a Phase II clinical trial for the treatment of Alzheimer's Disease. Cerebril(TM) is in a Phase II trial for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy. For additional information on Neurochem, please visit our Web site at: www.neurochem.com.

FOR FURTHER INFORMATION:

Dr. Lise Hebert
Vice-president, Corporate Communications lhebert @neurochem.com
(514) 337-4646
Fax: (514) 337-5339